SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of 2014 1Q Business Report	3

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Review Report for 2014 1Q (Consolidated)

3. Exhibit 99.2 Woori Finance Holdings Co., Ltd. Review Report for 2014 1Q (Separate)

Summary of 2014 1Q Business Report

2.	Stock Price and Stock Market Performance for the Past Six Months	43

VII. DIRECTORS AND EMPLOYEE INFORMATION		44

1.	Directors	44

2.	Employee Status	44

3.	Directors’ Compensation	44

VIII. RELATED PARTY TRANSACTIONS		45

1.	Transactions with Affiliated Parties	45

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Financial: consumer finance business.

(5)	Woori Card: credit card business

(6)	Woori FG Savings Bank: consumer savings banking business.

(7)	Woori Investment Bank: merchant banking business

(8)	Woori F&I: securitization business.

(9)	Woori Asset Management: asset management business.

(10)	Woori Private Equity: private equity business.

(11)	Woori FIS: finance-related IT services.

(12)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 27, 2001	Woori Finance Holdings was incorporated

April 2, 2001	Commenced commercial operations

June 24, 2002	Became listed on the Korea Exchange

September 29, 2003	Became listed on the New York Stock Exchange

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities became a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity was established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. was incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9,2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

April 1, 2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from Woori Bank.

June 14,2013	Appointment of new management

June 21,2013	Kumho Investment Bank became a first tier subsidiary, in which Woori Finance Holdings holds a 41.6% equity stake.

Kumho Investment Bank was renamed Woori Investment Bank on October 2, 2013.

March 20, 2014	Disaffiliation of Woori Financial from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Financial

May 1, 2014	Disafilliation of Kwangju Bank and Kyongnam Bank as a result of a spin-off from Woori Finance Holdings

May 2, 2014	Disaffiliation of Woori Asset Management from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Asset Management

May 7, 2014	Disaffiliation of Woori F&I from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori F&I

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of March 31, 2014

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	13 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Card
Woori Aviva Life Insurance
Woori FG Savings Bank
Woori Investment Bank
Woori F & I
Woori Asset Management
Woori FIS
Woori Private Equity
Woori Finance Research Institute
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	72 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.

Type	Name of Company	Controlling Company	Notes
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd
FS1312 Asset Securitization Specialty Co., Ltd.
FI 1403 Asset Securitization Specialty Co., Ltd.gks
	POSCO Woori EIG Global Private Equity Fund	Woori Asset Management
KEPCO Woori Sprott Global PEF
KEPCO Woori Sprott Global Overseas Resource Development PEF
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No.1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)
	Two Eagles KIB LLC	Woori Investment Bank
3rd Tier Subsidiary	Two Eagles LLC	Two Eagles KIB LLC	1 company

*	Woori Finance Holdings, Woori Investment & Securities, and Woori Investment Bank are listed on the KRX KOSPI Market
*	On April 14, 2014, Woori Finance Holdings signed a share purchase agreement to sell its equity stake in Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank.
*	On May 1, 2014, Kwangju Bank and Kyongnam Bank disaffiliated from Woori Finance Holdings as a result of a spin-off
*	On May 2, 2014, Woori Asset Management was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Asset Management
*	On May 7, 2014, Woori F&I was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori F&I

*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On February 24, 2011, Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
*	On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.
*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.
*	On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.
*	On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.
*	On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On March 8, 2012, Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 9, 2012, POSCO Woori EIG Global Private Equity Fund, to which Woori Asset Management contributed 0.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On March 29, 2012, Woori EA Fifteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On May 16, 2012, Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 24, 2012, Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 11, 2012, Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On July 17, 2012, WR Creditors Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On September 5, 2012, Woori EA Eighteenth Asset Securitization Specialty Co., Ltd., a 67% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 10, 2012, Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.
*	On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On November 9, 2012, Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 28, 2012, Woori F&I Eighth Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.
*	On December 7, 2012, Woori F&I Thirty First Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.
*	On March 7, 2013, Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 13, 2013, Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 14, 2013, Mars Private Equity Fund No.3 was dissolved and removed from our list of subsidiaries.
*	On March 29, 2013, Mars Private Equity Fund No.1 was dissolved and removed from our list of subsidiaries.
*	On April 1, 2013, Woori Card was added as our 1st tier subsidiary.
*	On June 4, 2013, Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 7, 2013, Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 21, 2013, the inclusion of Kumho Investment Bank as our 1st tier subsidiary was approved by the Financial Services Commission, and Two Eagles KIB LLC and Two Eagles LLC, both controlled by Kumho Investment Bank, were also included as our 2nd and 3rd tier subsidiaries, respectively.
*	On June 28, 2013, Woori F&I Eleventh Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.
*	On July 8, 2013, Mars Private Equity Fund No.4 was dissolved and removed from our list of subsidiaries.
*	On August 19, 2013, Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On August 29, 2013, Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 4, 2013, Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 13, 2013, Connacht Capital Market Investment Limited Fund was dissolved and removed from our list of subsidiaries.
*	On December 2, 2013, FS1312 Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 24, 2013, Woori EA Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was dissolved and removed from our list of subsidiaries.
*	On February 10, 2014, KEPCO Woori Sprott Global PEF, to which Woori Asset Management contributed 1.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On February 10, 2014, KEPCO Woori Sprott Global Overseas Resource Development PEF, to which Woori Asset Management contributed 1.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On March 6, 2014, , FI1403 Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 20, 2014, the sale of Woori Financial Co., Ltd. was completed and it ceased to be our 1st tier subsidiary.

c.	Consolidated Subsidiaries

(As of March 31, 2014)

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
Woori Bank	Banking	243,686,166
Kwangju Bank	Banking	18,546,264
Kyongnam Bank	Banking	31,667,025
Woori Investment & Securities	Securities	29,480,147
Woori Card	Credit Card	4,679,202
Woori Asset Management	Collective Investment	85,169
Woori FIS (former Woori Finance Information System)	Financial Information Technology	332,223
Woori F&I	Other Financial	1,522,424
Woori Private Equity	Other Financial	41,290
Woori FG Savings Bank	Banking	822,887
Woori Investment Bank (former Kumho Investment Bank)	Merchant Banking	860,226
Woori Finance Research Institute	Other Financial	3,739
Woori CS Ocean Bridge 9th	Other Financial	886
Woori CS Global Emerging Milestone 1st	Other Financial	25,902
Woori Credit Information	Debt Collection and Credit Rating	31,414
Woori America Bank	Banking	1,228,163
P.T. Bank Woori Indonesia	Banking	666,804
Woori Global Markets Asia Ltd.	Banking	184,475
Woori Bank (China) Limited	Banking	3,414,199
ZAO Woori Bank	Banking	201,035
Woori Bank Brasil	Banking	143,993
Korea BTL Infrastructure Fund	Other Financial	651,973
Woori Fund Service Co., Ltd.	Other Financial	2,694
Kumho Trust 1st Co., Ltd.	Other Financial	69,430
Woori IB Global Bond Co., Ltd	Other Financial	208,385
Connsus Eighth Co., Ltd.	Other Financial	16
Asiana Saigon Co., Ltd.	Other Financial	45,151
An-Dong Raja 1st Co., Ltd.	Other Financial	12,222
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	61,240
Hermes STX Co., Ltd.	Other Financial	179
BWL First Co., LLC	Other Financial	79,784
Woori Poongsan Co., Ltd	Other Financial	41,880
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,822
Heights Third Co., Ltd	Other Financial	607
Jeonju Poomglim iWant	Other Financial	186
Wonju Poomglim iWant	Other Financial	9
Deogi Dream Fourth Co., Ltd	Other Financial	348
Guam Emerald Ocean View	Other Financial	277
W Synergy 1st Co., Ltd.	Other Financial	9,203
Heoreum Short-Term 15 th	Other Financial	58
G5 Pro Short-Term 13th	Other Financial	489
G6 First Class Mid-Term E-203	Other Financial	1
G15 First Class Mid-Term C-151	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Woori Milestone Private Real Estate Fund 1st	Other Financial	302
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	59,391
Woori Partner Plus Private Equity Securities 4th	Other Financial	409,539
Yuri WB Private Equity Securities 5th (Bond)	Other Financial	50,777
Kyobo Axa Tomorrow Private Equity Securities 25th	Other Financial	50,769
Mirae Asset Triumph Private Equity Securities 15th	Other Financial	50,742
Yuri WB Private Equity Securities 6th (Bond)	Other Financial	20,318
Meritz Prime Private Equity Securities 93rd	Other Financial	20,244
Kyobo Axa Tomorrow Private Equity Securities 26th	Other Financial	50,649
Mirae Asset Triumph Private Equity Securities 17th	Other Financial	50,721
Hanwha Private Equity Securities Investment Trust 57th	Other Financial	51,706
Hyundai Platinum Private Equity Securities W-3	Other Financial	50,636
Phoenix Sky Private Equity Securities 15th	Other Financial	20,253
Samsung Plus Private Equity Securities 24th	Other Financial	50,569
HDC Private Equity Securities Investment Trust 10th	Other Financial	50,579

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
ING Lion Private Equity Securities 47th	Other Financial	50,565
LS Leading Solution Private Equity Securities 126th Bond	Other Financial	50,602
Shinhan BNP Corporate Private Equity Securities 32nd	Other Financial	50,526
Hyundai Advantage Private Equity Securities 17th	Other Financial	9,773
Mirae Asset Triumph Private Equity Securities 21st	Other Financial	50,464
Meritz Prime Private Equity Securities 95th	Other Financial	50,547
Hi Good Choice Private Equity Securities 8th	Other Financial	20,201
HDC Private Equity Securities Investment Trust 11th	Other Financial	20,199
Woori Partner Plus Private Equity Securities 13th	Other Financial	301,722
Phoenix Sky Private Equity Securities 16th	Other Financial	50,217
Hanwha Private Equity Securities Investment Trust 65th	Other Financial	51,212
Hanwha Private Equity Securities No. 67 (Bond)	Other Financial	51,034
Mirae Asset Dividend Premium Private Equity 2nd	Other Financial	—
HDC New Star Private Equity Securities 24th	Other Financial	—
Hana UBS Private Equity Securities 8th	Other Financial	—
Eugene Jarang Private Equity Securities 40th	Other Financial	—
LS Leading Solution Private Equity Securities 129th	Other Financial	—
Kyobo Axa Active Long Short 30 Private Equity 1st	Other Financial	—
KB Market Long Short Private Equity Securities 1st	Other Financial	—
Yuri WB Private Equity Securities Investment Trust 7th	Other Financial	—
IBK Panorama Private Equity Securities 54th	Other Financial	—
Heungkuk Multi Private Equity Securities H-8	Other Financial	—
Hyundai Platinum Private Equity Securities W-4	Other Financial	—
Hyundai Smart Dream Private Equity Securities 14th	Other Financial	—
Woori Bank Principal Protected Trust	Other Financial	1,389,082
Heungkuk Hiclass 9th	Other Financial	2,780
Woori Frontier Short Term Private Equity Securities Investment Trust G-3	Other Financial	10,179
Samsung Focus Private Equity Securities Investment Trust 38th	Other Financial	10,135
Samsung Focus Private Equity Securities 42nd	Other Financial	—
Hybrid 1st Specialty Inc.	Other Financial	344,765
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	7,696
Kwangju Bank Principal Protected Trust	Trust	10,616
KTB Market Alpha Private Equity Securities Investment Trust 30-2(Bond Mixed Type)	Other Financial	10,140
Mirae Asset Columbus Private Equity Investment Trust 43rd (Bond Mixed Type)	Other Financial	10,248
Yuri Balance Private Equity Securities Investment Trust 11th (Bond Mixed Type)	Other Financial	20,521
Shinyoung Private Equity Securities Investment Trust KN-1 (ELS-Derivative Type)	Other Financial	21,200
Daeshin Balance Private Equity Securities Investment Trust 51st (Bond Mixed Type)	Other Financial	10,240
Shinyoung Private Equity Securities Investment Trust KN-2 (ELS-Derivative Type)	Other Financial	10,292
Hyundai Smart Dream Private Equity Securities 9th (Bond Mixed Type)	Other Financial	20,688
Hanwha Private Equity Securities Investment Trust 72nd	Other Financial	—
Consus 6th Co., LLC	Other Financial	9
Kyongnam Bank Principal Protected Trust	Trust	56,716
Woori Futures	Futures	424,977
Woori Investment Securities International Ltd.	Securities	1,145
Woori Investment & Securities (HK) Ltd.	Securities	132,481
Woori Investment Securities America	Securities	5,964
MARS Second Private Equity Fund	Other Financial	239,870
Woori Investment Asia Pte. Ltd.	Securities	43,534
Woori Absolute Partners PTE Ltd.	Other Financial	3,637
Woori Absolute Asia Global Opportunity Fund	Other Financial	7,434
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	30,523
Woori Korindo Securities Indonesia	Securities	32,759
Woori CBV Securities Corporation	Securities	7,719
Woori Absolute Return Investment Strategies fund	Other Financial	35,960
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	1,681
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	73,248

Name of Company	Business Activities	Total Assets (2013) (unit: in millions of Won)
Woori Giant First Co., Ltd	Other Financial	31,693
IBS 11th	ABS	29,999
Alpenrose Second Co., Ltd.	ABS	100,060
Woori Credit First Co., Ltd.	ABS	—
G3 Pro Short-term 13	Beneficiary Certificates	57
G4 Pro Short-term 13	Beneficiary Certificates	29
Woori Investment & Securities Principal Protected Trust	Trust	30,753
Woori AMC	Other Financial	24,802
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	14,660
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	6,821
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	289
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	1,158
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	1,270
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	3,683
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	1,104
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	3,696
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	7,541
WR Investment America LLC	Other Financial	15,282
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	13,992
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	5,604
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	1,793
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	3,522
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	41,929
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	6,438
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	14,787
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	28,989
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	40,261
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	41,146
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	17,342
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	54,973
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.	Other Financial	27,154
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	26,446
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	41,299
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	26,669
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.	Other Financial	23,508
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	49,623
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd.	Other Financial	25,723
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd.	Other Financial	66,653
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd.	Other Financial	69,481
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd.	Other Financial	34,297
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	62,337
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	27,729
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	107,329
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	52,025
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	95,085
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	96,349
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd.	Other Financial	90,211
FS1312 Asset Securitization Specialty Co., Ltd.	Other Financial	144,731
FI 1403 Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	45,129
Woori EL Co., Ltd.	Other Financial	27
Two Eagles LLC	Real Estate & Leasing	577
MyAsset Manhattan Private Equity Real Estate Trust 1st	Beneficiary Certificates	170
Sahn Eagle LLC	Other Financial	7,092
Two Eagles KIB LLC	Other Services	227

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of March 31, 2014	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,000	2,000
Free float shares	806,013,340	806,013,340

b.	Treasury Stock

As of March 31, 2014	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common
	Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common	2,000				2,000
	Preferred
Subtotal	Common	2,000				2,000
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,000				2,000
	Preferred

5.	Voting Rights

As of March 31, 2014	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	2,000
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,013,340
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2013	2012	2011
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		-537,688	1,583,580	2,136,828
Earnings per share (Won)		-667	1,965	2,651
Total cash payout (Won in Millions)		0	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		0	12.72	9.43
Cash dividend yield (%)	Common Shares	0	2.1	2.6
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	0	250	250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Business Overview

(As of March 31, 2014)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and related business	Woori Bank Kwangju Bank Kyongnam Bank

Financial Investment	Investment banking and investment brokerage	Woori Investment & Securities

Credit Finance	Facilities lease financing, installment financing and other lease financing	Woori Financial

	Credit cards, cash advance, and credit card loans	Woori Card

Insurance	Life insurance business	Woori Aviva Life Insurance

Savings Bank	Financial services for the lower-income class	Woori FG Savings Bank

Investment Banking	Merchant banking business related to lending, deposit taking, international finance, lease finance, and securities	Woori Investment Bank

	Acquisition and disposal of non-performing loans and corporate restructuring-related investment business	Woori F&I

Asset Management	Collective investment business and investment advisory	Woori Asset Management

IT	Financial IT system development, sales and maintenance business	Woori FIS

Private Equity	Investment advisory and private equity fund management business	Woori Private Equity

Other	Financial, economic and industry research	Woori Finance Research Institute

*	On April 14, 2014, Woori Finance Holdings signed a share purchase agreement to sell its equity stake in Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank.
*	On May 1, 2014, Kwangju Bank and Kyongnam Bank disaffiliated from Woori Finance Holdings as a result of a spin-off
*	On May 2, 2014, Woori Asset Management was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori Asset Management
*	On May 7, 2014, Woori F&I was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori F&I

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

		2014 1Q		2013		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	1,612,073	47.60	1,854,339	55.69	(242,266)	(8.09)
	CD	31,076	0.92	29,099	0.87	1,977	0.05
	Borrowings	69,095	2.04	231,466	6.95	(162,371)	(4.91)
	Call Money	22,882	0.68	26,216	0.79	(3,334)	(0.11)
	Others	380,832	11.24	503,094	15.11	(122,262)	(3.87)
	Sub-Total	2,115,958	62.48	2,644,214	79.41	(528,256)	(16.93)
Foreign Currency	Deposits	116,517	3.44	115,576	3.47	941	(0.03)
	Borrowings	77,273	2.28	103,721	3.11	(26,448)	(0.83)
	Debentures	52,904	1.56	52,407	1.57	497	(0.01)
	Others	11,307	0.33	12,554	0.38	(1,247)	(0.05)
	Sub-Total	258,001	7.61	284,258	8.54	(26,257)	(0.93)
Others	Total Capital	225,882	6.67	233,209	7.00	(7,327)	(0.33)
	Reserves	7,308	0.22	10,206	0.31	(2,898)	(0.09)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	233,190	6.89	243,415	7.31	(10,225)	(0.42)
Liabilities associated with disposal group held for sale		308,929	9.12	64,095	1.92	244,834	7.20
Liabilities associated with disposal group held for distribution to owners		470,670	13.90	93,765	2.82	376,905	11.08
Source of Funds Total		3,386,748	100.00	3,329,747	100.00	57,001	0.00

*	Consolidated basis

(unit: in millions of Won)

Items	2014 1Q	2013	2012
Shareholders’ Equity	13,912,043	13,744,606	14,571,676
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407
Capital Surplus	109,026	109,026	109,026
Retained Earnings	9,275,848	9,108,368	9,934,180
Capital Adjustments	-1,315	-1,272	-14
Borrowings	4,213,559	4,237,306	3,874,928
Debentures	3,724,462	3,684,958	3,654,276
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	489,097	552,348	220,652
Total	18,125,602	17,981,912	18,446,604

*	Separate basis
*	179,933 million won of debentures in 2013 and 179,973 million won of debentures in 2014 1Q, relating to the regional bank spin-offs, were classified as disposal group held for distribution liabilities

(2)	Use of Funds

(unit: in millions of Won)

		2014 1Q		2013		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	84,152	2.48	135,677	4.07	(51,525)	(1.59)
	Securities	327,287	9.66	526,207	15.80	(198,920)	(6.14)
	Loans	1,631,574	48.18	1,893,350	56.86	(261,776)	(8.68)
	Call Loans	38,728	1.14	25,624	0.77	13,104	0.37
	Private placement bonds	4,931	0.15	10,653	0.32	(5,722)	(0.17)
	Credit Card	42,819	1.26	42,457	1.28	362	(0.02)
	Others	127,706	3.77	207,793	6.24	(80,087)	(2.47)
	Loan loss reserves	(29,033)	(0.86)	(33,786)	(1.01)	4,753	0.15
	Sub-Total	2,228,164	65.78	2,807,975	84.33	(579,811)	(18.55)
Foreign Currency	Deposits	38,920	1.15	36,011	1.08	2,909	0.07
	Securities	3,912	0.12	11,836	0.36	(7,924)	(0.24)
	Loans	169,241	5.00	181,520	5.45	(12,279)	(0.45)
	Bills bought	45,862	1.35	49,851	1.50	(3,989)	(0.15)
	Others	3,931	0.12	5,730	0.17	(1,799)	(0.05)
	Sub-Total	261,866	7.74	284,948	8.56	(23,082)	(0.82)
Others	Cash	34,679	1.02	35,485	1.07	(806)	(0.05)
	Tangible Assets	25,281	0.75	30,565	0.92	(5,284)	(0.17)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	59,960	1.77	66,050	1.98	(6,090)	(0.21)
Liabilities associated with disposal group held for sale		332,953	9.83	70,149	2.11	262,804	7.72
Liabilities associated with disposal group held for distribution to owners		503,805	14.88	100,625	3.02	403,180	11.86
Use of Funds Total		3,386,748	100.00	3,329,747	100.00	57,001	0.00

*	Consolidated basis

(unit: in millions of Won)

Items	2014 1Q	2013	2012
Subsidiary Stock	17,491,090	17,739,535	17,976,325
Woori Bank	12,848,076	12,848,076	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,291	976,291
Woori FIS	35,013	35,013	35,013
Woori F&I	206,563	206,563	206,563
Woori Investment & Securities	942,006	953,210	1,036,749
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial	—	238,575	238,575
Woori Aviva Life Insurance	35,164	36,317	102,946
Woori FG Savings Bank	56,218	53,730	210,000
Woori Finance Research Institute	3,000	3,000	3,000
Woori Card	773,748	773,748	—
Woori Investment Bank	69,648	69,648	—
Investment Securities	—	—	—
Loan Obligations	—	998	995
Tangible Assets	260	288	389
Intangible Assets	44	44	33
Cash	543,027	67,380	236,400
Other Assets	91,181	173,667	232,462
Total	18,125,602	17,981,912	18,446,604

*	Separate basis
*	21,856 million won of cash in 2013 and 2014 1Q, relating to the regional bank spin-offs, was classified as disposal group held for distribution assets on the separate statements of financial position.
*	Woori F&I, Woori Investment & Securities, Woori Asset Management, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank , in connection with the sale of the investment & securities unit, were classified as disposal group held for sale assets in 2013 and Woori F&I, Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance and Woori FG Savings Bank , in connection with the sale of the investment & securities unit, were classified as disposal group held for sale assets in 2014 1Q

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2014 1Q	2013	2012
Current Assets (A)	220,531	67,852	222,671
Current Liabilities (B)	71,348	10,889	33,580
Current Ratio(2) (A/B)	309.09%	623.11%	663.11%

(1)	Separate basis
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2014 1Q	2013	2012
Liabilities (A)	4,213,559	4,237,306	3,874,928
Equity (B)	13,911,917	13,744,539	14,571,676
Debt Ratio (A/B)	30.29%	30.83%	26.59%

*	Separate basis

BIS Ratio

(unit: in millions of Won)

Items	2014 1Q	2013	2012
Total Capital (A)	25,188,766	26,138,766	26,989,716
Risk weighted assets (B)	196,954,257	200,977,843	210,397,222
BIS Ratio (A/B)	12.79%	13.01%	12.83%

*	2014 1Q & 2013: Basel III basis, 2012: Basel I basis
*	2014 1Q figures are preliminary

b.	Domestic Credit Ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2012.01.30

2012.01.30

2012.02.28

2012.02.28

2012.06.13

2012.06.13

2012.08.06

2012.08.06

2012.10.17

2012.10.17

2013.02.26

2013.02.26

2013.07.15

2013.07.15

2013.09.23

2013.09.23

2013.10.18

2013.10.18

2014.01.09

2014.01.09

2014.02.11

2014.02.11

Debentures

Debentures

Hybrid

Hybrid

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures(Subordinate)

Debentures(Subordinate)

Debentures(Subordinate)

Debentures(Subordinate)

Debentures

Debentures

Debentures

Debentures

AAA AAA AA AA AAA AAA AAA AAA AAA AAA AAA AAA AAA AAA AA+ AA+ AA+ AA+ AAA AAA AAA AAA

KIS Ratings (AAA ~D)

NICE (AAA ~ D)

KIS Ratings (AAA ~D)

Korea Ratings (AAA ~D)

Korea Ratings (AAA ~D)

NICE (AAA ~ D)

Korea Ratings (AAA ~D)

NICE (AAA ~ D)

KIS Ratings (AAA ~D)

NICE (AAA ~ D)

KIS Ratings (AAA ~D)

NICE (AAA ~ D)

KIS Ratings (AAA ~D)

Korea Ratings (AAA ~D)

Korea Ratings (AAA ~D)

NICE (AAA ~ D)

Korea Ratings (AAA ~D)

KIS Ratings (AAA ~D)

Korea Ratings (AAA ~D)

NICE (AAA ~ D)

KIS Ratings (AAA ~D)

NICE (AAA ~ D)

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

c.	30 Largest Exposures by Borrower

(As of March 31, 2014)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	22,489	26,924	49,413
Korea Finance Corporation	—	23,511	23,511
Korea Development Bank	—	19,806	19,806
Korea Housing Finance Corporation	—	12,880	12,880
Samsung Heavy Industries—Suwon	10,957	214	11,171
Hyundai Heavy Industries	10,447	613	11,061
Korea Deposit Insurance Corporation	—	10,742	10,742
Industrial Bank of Korea	7	9,164	9,171
Korea Securities Finance Corporation	67	9,002	9,069
Small & Medium Business Corporation	3	8,430	8,433
Korea Railroad Corporation	307	8,022	8,329
KB Kookmin Bank	3,104	5,160	8,264
Korea Expressway Corporation	—	7,776	7,776
Export-Import Bank of Korea	—	7,357	7,357
Hyundai Steel	6,459	406	6,865
Korea Rail Network Authority	24	6,631	6,655
National Federation of Fisheries Cooperatives	—	6,523	6,523
Korea BTL Infrastructure Fund	—	6,486	6,486
Hyosung	6,328	35	6,363
Korea Water Resources Corporation	7	6,137	6,144
SPP Shipbuilding	5,904	—	5,904
Samsung Electronics	5,493	148	5,641
Gajeul New Town Zone 4 Redevelopment Project	5,535	—	5,535
S-OIL	5,208	160	5,369
LG Chem	5,242	45	5,288
Kumho Tire	3,938	1,245	5,182
DSME	5,025	127	5,152
Shinhan Bank	—	4,951	4,951
SH Corporation	35	4,862	4,898
Korean Air	4,529	232	4,761
Total	101,110	187,588	288,698

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Aviva Life Insurance, Woori FG Savings Bank, and Woori Investment Bank
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of March 31, 2014)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Shipbuilding	5,904	5,064	3,062
B	Shipbuilding	4,354	4,354	1,832
C	Shipbuilding	3,426	2,132	1,040
D	Transportaion	1,429	1,429	730
E	Manufacturing	1,314	1,314	250
F	Manufacturing	1,186	1,186	6
G	Shipbuilding	1,186	1,182	1,162
H	Construction	956	956	365
I	Real Estate & Leasing	918	918	124
J	Manufacturing	1,228	905	794
K	Real Estate & Leasing	750	750	332
L	Real Estate & Leasing	734	734	427
M	Real Estate & Leasing	710	710	59
N	Real Estate & Leasing	700	700	66
O	Sports & Leisure	699	699	699
P	Construction	1,007	683	285
Q	Real Estate & Leasing	600	600	1
R	Manufacturing	582	582	339
S	Manufacturing	569	569	8
T	Manufacturing (Others)	575	566	135
Total		28,827	26,034	11,715

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Investment Bank
*	Corporate borrowers only

e.	Recent Developments

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity.

In April 2013, the credit card business of Woori Bank was spun off to become a wholly-owned subsidiary of Woori Finance Holdings in order to increase the competitiveness of such business.

In June 2013, Kumho Investment Bank (renamed Woori Investment Bank), in which Woori Finance Holdings holds a 41.6% equity stake, became a first tier subsidiary, and Woori Finance Holdings participated in a capital increase of Kumho Investment Bank.

Ongoing Privatization

On June 26, 2013, the Public Funds Oversight Committee of the Financial Services Commission announced the privatization plan for Woori Finance Holdings. The privatization plan provides for the segregation of the fourteen subsidiaries of Woori Finance Holdings into three groups of entities (comprising the regional bank group, the investment and securities group and the Woori Bank group), and each unit will be subject to corporate restructuring processes (including spin-offs and/or mergers) and put up for sale.

Woori Finance Holdings announced the commencement of a sale process of its equity interest in the investment and securities group on August 16, 2013. The preferred bidders for Woori Financial and Woori F&I were selected on December 6, 2013, while the preferred bidders for Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance and Woori FG Savings Bank were selected on December 24, 2013.

On February 24, 2014, a share purchase agreement or SPA was signed with KB Financial Group for Woori Financial, and with Kiwoom Securities for Woori Asset Management. The sale of Woori Financial was completed as of March 20, 2014.

On April 7, 2014, an SPA was signed with Daishin Securities for Woori F&I.

On April 14, 2014, an SPA was signed with NongHyup Financial Group for Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank.

The Korea Deposit Insurance Corporation (“KDIC”), our majority shareholder, announced the commencement of a sale process of its equity interest in Kwangju Bank and Kyongnam Bank on July 15, 2013 and the spin-off of the banks was approved and ratified in the extraordinary general meeting of shareholders of Woori Finance Holdings on January 28, 2014. On May 1, 2014, the spin-off was completed.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2014 1Q	2013 (1)	2012(1)	2011
Cash and Cash Equivalents	521,171	45,524	236,400	33,538
Loans and Receivables	46,046	34,454	209,199	239,215
Investments in Subsidiaries and Associates	13,763,730	13,763,730	17,976,325	17,825,203
Premises and equipment	260	288	389	515
Intangible Assets	44	44	33	29
Current Tax Assets	43,414	138,005	20,844	—
Deferred Tax Assets	—	—	2,444	2,158
Other Assets	1,720	2,207	970	2,347
Assets Held for Sale	1,307,408	1,555,852
Disposal Group Held for Distribution to Owners	2,441,808	2,441,808
Total Assets	18,125,601	17,981,912	18,446,604	18,103,005
Borrowings	—	—	—	—
Debentures	3,544,490	3,505,025	3,654,276	3,653,968
Net Defined Benefit Liability	330	—	137	—
Current Tax Liabilities	—	—	165,588	201,361
Deferred Tax Liabilities	391,319	375,026	—	—
Other Financial Liabilities	95,451	175,813	53,448	31,796
Other Liabilities	1,391	889	1,479	1,659
Liabilities Directly Associated with Disposal Group held for Distribution To Owners	180,578	180,553	—	—
Total Liabilities	4,213,559	4,237,306	3,874,928	3,888,784
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407	309,010
Capital Surplus	109,026	109,026	109,026	109,026
Other Equity	(1,315)	(1,272)	(1,467)	(1,029)
Retained Earnings	9,275,847	9,108,368	9,935,633	9,767,137
Total Equity	13,912,042	13,744,606	14,571,676	14,214,221

Items	2014 1Q	2013 1Q	2013	2012
Net Interest Income	(39,676)	(40,704)	(162,832)	(172,380)
Net Fees Income	11,389	12,105	45,924	59,440
Dividend Income	194,527	246,538	254,081	562,272
Reversal of Impairment Loss on Credit Loss	4,626	—	(4,621)	(1)
Administrative Expenses	(7,992)	(10,255)	(42,080)	(50,774)
Operating Income	162,874	207,684	90,472	398,557
Non-Operating Expense	28,209	(691)	(309,428)	(1,367)
Income Before Income Tax	191,083	206,993	(218,956)	397,190
Net Income	174,776	206,926	(596,363)	397,336
Total Comprehensive Income	174,733	206,699	(596,168)	396,898
Earnings Per Share (in Won)	208	248	-776	459

(1)	2014 1Q, 20131Q, 2013 amounts reflect amendments to Korean IFRS 1019 relating to employee benefits adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012, as applicable, have been restated accordingly.

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2014 1Q	2013(1)(2)	2012(1)(2)	2011
Cash and Cash Equivalents	6,105,842	5,477,649	5,778,390	6,417,964
Financial Assets at Fair Value through Profit or Loss	4,793,222	4,806,197	27,352,216	26,844,973
Available-for-Sale Financial Assets	17,608,805	17,085,448	18,888,923	19,698,348
Held-to-Maturity Financial Assets	13,099,730	12,038,820	18,684,801	20,036,128
Loans and Receivables	208,307,982	211,912,373	250,275,551	235,317,520
Investments in Jointly Controlled Entities and Associates	667,043	617,570	1,037,930	928,233
Investment Properties	339,741	340,620	491,685	498,999
Premises and equipment	2,519,766	2,536,441	3,185,543	3,134,472
Intangible Assets and goodwill	231,857	268,926	433,407	447,891
Assets Held for Sale	587	587	83,347	56,243
Current Tax Assets	47,683	143,101	38,667	57,512
Deferred Tax Assets	185,646	155,256	155,439	79,505
Derivative Assets	143,973	131,410	281,069	326,840
Other Assets	254,033	178,886	414,846	377,062
Disposal Group Held for Sale	31,904,694	34,684,805	—	—
Disposal Group Held for Distribution to Owners	50,448,792	50,312,293	—	—
Total Assets	336,659,396	340,690,382	327,101,814	314,221,690
Financial Liabilities at Fair Value Through Profit or Loss	2,173,742	2,507,248	10,985,765	9,621,546
Deposits	176,589,453	175,323,644	204,209,580	197,378,565
Borrowings	15,192,207	18,231,511	33,479,716	34,667,740
Debentures	22,577,339	21,677,674	27,959,969	29,265,833
Provisions	588,046	684,799	863,658	892,308
Net Defined Benefit Liability	117,246	71,602	166,296	119,704
Current Tax Liabilities	9,648	9,980	178,791	274,257
Deferred Tax Liabilities	19,955	49,105	134,481	270,033
Derivatives Liabilities	97	1,785	38,000	33,493
Other Financial Liabilities	19,658,014	19,914,947	25,544,410	19,023,665
Other Liabilities	444,280	411,278	508,072	570,038
Liabilities Directly Associated with Disposal Group Held for Sale	29,738,204	32,047,626	—	—
Liabilities Directly Associated with Disposal Group Held for Distribution to Owners	47,251,570	46,882,414	—	—
Total Liabilities	314,359,801	317,813,613	304,068,738	292,117,182
Equity Ownership of Controlled Entity	18,159,433	17,847,633	18,695,919	17,555,085
Capital Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	498,407	309,010
Capital Surplus	176,479	176,502	174,044	175,768
Other Equity	(45,015)	(35,367)	112,013	563,074
Retained Earnings	13,428,169	13,112,690	13,881,378	12,477,156
Equity Related to Asset Group Held for Sale	32,078	29,820	—	—
Equity Related to Asset Group Held for Distribution to Owners	39,238	35,504	—	—
Non-Controlling Interests	4,140,162	5,029,136	4,337,157	4,549,423
Total Equity	22,299,595	22,876,769	23,033,076	22,104,508
Total Liabilities and Equity	336,659,396	340,690,382	327,101,814	314,221,690
Number of Consolidated Subsidiaries	173	173	166	143

Items	2014 1Q	2013 1Q (1)(2)	2013 (1)(2)	2012 (1)(2)
Operating Income	426,709	167,729	239,567	1,549,507
Net Interest Income	1,088,371	1,102,422	4,492,022	4,847,900
Interest Income	2,282,351	2,415,594	9,493,383	10,891,241
Interest Expense	(1,193,980)	(1,313,172)	(5,001,361)	(6,043,341)
Net fees and commissions income	234,056	222,813	926,501	1,189,350
Fees and Commissions Income	396,438	384,993	1,565,224	1,686,885
Fees and Commissions Expense	(162,382)	(162,180)	(638,723)	(497,535)
Dividend Income	53,355	28,346	87,641	101,063
Gain on Financial Instruments at Fair Value through Profit or Loss	2,151	26,463	123,900	(364,894)
Gain on Available-for-Sale Financial Assets	(53,538)	(16,533)	(85,242)	533,148
Gain on Held-to-Maturity Financial Assets	—	—	—	—
Impairment Losses on Credit Losses	(55,066)	(477,018)	(2,277,260)	(1,799,029)
Other Net Operating Expenses	(842,620)	(718,764)	(3,027,995)	(2,958,031)
Non-operating Income	(86,048)	(5,273)	48,100	88,413
Share of Profits of Jointly Controlled Entities and Associates	(73,385)	(5,478)	(1,277)	44,515
Other non-operating income	(12,663)	205	49,377	43,898
Net Income Before Income Tax Expense	340,661	162,456	287,667	1,637,920
Income Tax Expense	79,803	57,303	35,096	356,840
Income of Continuing Operations	260,858	105,153	252,571	1,281,080
Income of Discontinued Operations	113,106	146,063	(966,006)	566,599
Net Income	373,964	251,216	(713,435)	1,847,679
Net Income Attributable to Owners	322,777	210,123	(537,688)	1,633,341
Net Income Attributable to the Non- Controlling Interests	51,187	41,093	(175,747)	214,338
Other Comprehensive Income	3,641	33,368	(110,347)	(438,341)
Remeasurement of the Net Defined Benefit Liability	(28,611)	(36,954)	9,217	(51,297)
Gain (loss) on Available-for-Sale Financial Assets	16,004	37,094	(50,953)	(349,481)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	(2,063)	3,374	(6,375)	56,855
Gain (loss) on Overseas Business Translation	23,544	41,275	(59,824)	(107,509)
Gain on Valuation of Cashflow Hedge	(5,233)	(11,421)	(2,412)	13,091
Total Comprehensive Income	377,605	284,584	(823,782)	1,409,338
Comprehensive Income Attributed to Owners	320,974	244,625	(623,695)	1,176,805
Comprehensive Income Attributed to the Non-Controlling Interests	56,631	39,959	(200,087)	232,533
Earnings from Continuing and Discontinued Operations Per Share (in Won)	391	252	(704)	1,993
Earnings from Continuing Operations Per Share (in Won)	267	101	165	1,411

(1)	2014 1Q, 2013 1Q, 2013 amounts reflect amendments to Korean IFRS 1110 (scope of consolidation) and Korean IFRS 1019 (employee benefits) adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012, as applicable, have been restated accordingly. In connection with the currently pending privatization process of Woori Finance Holdings Co., Ltd. and its subsidiaries by the Korean Government, operations of the regional bank subsidiaries of Woori Finance Holdings Co., Ltd. (consisting of Kwangju Bank and Kyongnam Bank) and certain other subsidiaries (consisting of Woori Investment & Securities, Woori Financial, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Asset Management) have been classified as discontinued operations.
(2)	The Company has reclassified certain items.
-	Beginning in 2013 the Company has reclassified certain credit card commissions from interest income to fees income Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2011, 2012, 2013 and 2014 as applicable, have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2014 1Q	2013	2012
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2013 and March 31, 2014 and for the three months ended March 31, 2013 and 2014 do not present fairly in all material respects, the financial position of the Company in accordance with Korean IFRS.

2.	Independent Auditor’s Opinion on Separate Financial Statements of Subsidiaries

Subsidiary	Auditor and Auditor’s Opinion	Reason for Opinion	Effect on Financial Statements
Woori CBV Securities Corporation	E & Y(Qualified Opinion)	Set-off of bad debt allowances	We believe there will be no material effect on the consolidated financial statements of the holding company.

3.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2014 1Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	384	1,210
2013	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	454	11,327
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2014	Not Applicable in 2014 1Q
2013	2013.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2013.07~2014.04 2013.07~2013.08 2014.02~2014.04	1,405 36	—
	2013.10.28	Spin-off related financial statement review	2013.10~2013.10	40
2012	2012.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2012.07~2013.04 2012.07~2012.08 2013.02~2013.03	1,358 35	—
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

From January 1, 2014 until March 20, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes

Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2013 Chairman of the Board

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Dean & Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	First appointment: March 2011

After the general shareholders’ meeting on March 21, 2014

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes

Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013 Chairman of the Board

Sang-Keun Oh (Non-standing Director)	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association - Ph.D. in Economics, University of Wisconsin-Madison - BA, Economics, SungKyunKwan University	None	First appointment: March 2014

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Kang-Shik Choi (Non-standing Director)	- Current) Professor, Economics, Yonsei University Dean, University College, Yonsei University - Ph.D. in Economics, Yale University - BA, Economics, Yonsei University	None	First appointment: March 2014

Seong-Yeal Lim (Non-standing Director)

- Current) Director, Planning & Coordination Dept., Korea

  Deposit Insurance Corporation

- Director, Risk Management Dept., Kore Deposit Insurance

  Corporation

- MPA, Seoul National University

- BA, Economics, Seoul National University

		Employee of the largest shareholder	First appointment: March 2014

Min Chang (Non-standing Director)

- Current) Director, Research Coordination Division, Korea Institute of Finance

- Advisor to the Chairman, Financial Services Commission

- Ph.D. in Economics, Michigan State University

- BA, Economics, Seoul National University

		None	First appointment: March 2014

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

From January 1, 2014 until March 20,2014

Name	Position	Notes

Management Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.

Ethics Committee	Soon-Woo Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

After the general shareholders’ meeting on March 21, 2014

Name	Position	Notes

Management Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi	Non-standing director Kang-Shik Choi heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.

Ethics Committee	Soon-Woo Lee Hee-Yul Chai Seong-Yeal Lim Min Chang	Non-standing director Hee-Yul Chai heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Soon-Woo Lee Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.

Audit Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Young-Soo Park Sang-Keun Oh Hee-Yul Chai Kang-Shik Choi Seong-Yeal Lim Min Chang	Non-standing director Sang-Keun Oh heads this committee consisting of all non-standing directors.

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank
Woori Credit Information
Woori America Bank
PT Woori Bank Indonesia
Kwangju Bank
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
Kyongnam Bank
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
Woori Futures
Woori Investment & Securities International Ltd. (London)
Woori Investment & Securities
Woori Investment & Securities (H.K.) Ltd.
Woori Investment & Securities America, Inc.
Woori Card
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Woori Aviva Life Insurance
Woori Absolute Partners PTE, Ltd.
Woori Financial Group Savings Bank
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Woori FIS
Woori CBV Securities Corporation
Woori Finance Research Institute
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co.,LTD. (Beijing)
Woori Asset Management
POSCO Woori EIG Global Private Equity Fund
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No. 1
Woori Private Equity
Woori Private Equity Fund
KEPCO Woori Sprott Global PEF
KEPCO Woori Sprott Global Overseas Resource Development PEF
Woori Investment Bank
Two Eagles KIB LLC
Two Eagles LLC

3.	Investments in Other Companies

As of March 31, 2014	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most Recent Fiscal Year	Net Income for the Most Recent Fiscal Year
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value
Woori Bank	596,691	100.0	12,848,076	—	—	—	596,691	100.0	12,848,076	249,984,771	465,266
Kwangju Bank	49,413	100.0	976,291	—	—	—	49,413	100.0	976,291	18,872,972	61,030
Kyongnam Bank	58,050	100.0	1,443,661	—	—	—	58,050	100.0	1,443,661	31,714,227	130,181
Woori FIS	4,900	100.0	35,013	—	—	—	4,900	100.0	35,013	332,223	(2,054)
Woori F&I	14,000	100.0	206,563	—	—	—	14,000	100.0	206,563	1,641,240	49,115
Woori Investment & Securities	75,426	37.9	953,210	—	—	(11,204)	75,426	37.9	942,006	29,985,901	16,034
Woori Asset Management	6,662	100.0	67,456	—	—	—	6,662	100.0	67,456	85,169	3,498
Woori Private Equity	6,000	100.0	34,246	—	—	—	6,000	100.0	34,246	89,945	1,776
Woori Financial	11,181	52.0	238,575	(11,181)	(238,575)	—	0	0.0	0	3,939,851	54,143
Woori Aviva Life Insurance	7,601	51.6	36,317	—	—	(1,153)	7,601	51.6	35,164	4,465,602	31
Woori FG Savings Bank	10,320	100.0	53,730	—	—	2,488	10,320	100.0	56,218	957,748	(27,346)
Woori Finance Research Institute	600	100.0	3,000	—	—	—	600	100.0	3,000	3,739	610
Woori Card	169,266	100.0	773,748	—	—	—	169,266	100.0	773,748	4,679,202	47,998
Woori Investment Bank	139,295	41.6	69,648	—	—	—	139,295	41.6	69,648	1,158,365	(37,303)
Total	1,149,405		17,739,535	(11,181)	(238,575)	(9,869)	1,138,224		17,491,090	347,910,955	762,979

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	The amounts for Woori Investment Bank are for the fiscal year ended March 31, 2013 in accordance with Korean IFRS. The amounts for Woori FG Savings Bank are for the fiscal year ended June 30, 2013 in accordance with the generally accepted accounting principles in Korea for non-consolidated financial statements. The net income amounts for Woori Investment & Securities, Woori Asset Management, and Woori Aviva Life Insurance are calculated from April 2013 to December 2013 due to changes in the fiscal year-end.
4.	Recognized impairment loss of 12,357 million won in 2014 1Q and 306,437 million won in 2013 4Q, and subsequent gain of 2,488 million won on the subsidiaries under the sales process are based on the lesser amount of net fair value or book value.

*	On April 14, 2014, Woori Finance Holdings signed a share purchase agreement to sell its equity stake in Woori Investment & Securities, Woori Aviva Life Insurance, and Woori FG Savings Bank
*	On May 1, 2014, Kwangju Bank and Kyongnam Bank disaffiliated from Woori Finance Holdings as a result of a spin-off
*	On May 2, 2014, Woori Asset Management was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings equity stake in Woori Asset Management
*	On May 7, 2014, Woori F&I was disaffiliated from Woori Finance Holdings as a result of the sale of Woori Finance Holdings’ equity stake in Woori F&I

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2014	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
	Total	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Others	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of March 31, 2014	(units: shares, %)

No.	Name	Stock		Notes
		No. of shares	%
1	KDIC	459,198,609	56.97
2	National Pension Fund	64,691,866	8.03	(January 3, 2014 basis	)

c.	Minority Shareholders

As of December 31, 2013

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	51,339	99.98%	298,886,286	37.07%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2013	November 2013	December 2013	January 2014	February 2014	March 2014
Common Stock	High	13,500	12,850	13,300	13,300	12,400	12,350
	Low	12,000	11,750	11,950	11,800	11,600	11,600
	Average	12,736	12,386	12,553	12,530	11,980	11,988
Monthly Trade Volume	High	3,291,918	3,087,572	2,781,143	2,245,745	3,104,887	2,807,839
	Low	731,770	798,783	570,390	951,805	676,534	693,021
	Average	33,124,811	30,658,917	24,428,654	29,081,229	31,672,463	26,910,197

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		October 2013	November 2013	December 2013	January 2014	February 2014	March 2014
ADR	High	38.09	36.00	38.33	37.61	34.83	34.90
	Low	33.51	33.17	33.91	32.67	32.23	32.49
	Average	35.70	34.81	35.68	34.97	33.56	33.86
Won Con-version	High	40,543	38,171	40,450	39,690	37,188	37,364
	Low	35,872	35,588	35,694	35,418	34,650	34,787
	Average	38,081	36,996	37,701	37,229	35,957	36,256
Monthly Trade Volume	High	15,100	22,100	17,400	11,300	18,400	21,600
	Low	700	1,100	400	800	1,200	2,400
	Monthly Total	113,700	133,000	109,000	96,400	145,200	163,700

VII.	Directors and Employee Information

1.	Directors

As of March 31, 2014

Position		Name	Common Stock Owned	Expiration of Term
Chairman & CEO	Registered	Soon-Woo Lee	14,300	December 30, 2014
Executive Vice President	Non-Registered	Seung-Gyu Kim	—	December 30, 2014
Executive Vice President	Non-Registered	Hwayoung Jung	—	December 30, 2014
Managing Director	Non-Registered	Seungrock Kim	—	December 30, 2014
Managing Director	Non-Registered	Nam Hee Lee	—	December 30, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Sang-Geun Oh	—	March 20, 2015
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Kang-Shik Choi	—	March 20, 2015
Non-standing Director	Registered	Seong-Yeal Lim	—	March 20, 2015
Non-standing Director	Registered	Min Chang	—	March 20, 2015

2.	Employee Status

As of March 31, 2014	(units: persons, thousands of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	83	—	—	83	3 years and 9 months	2,918	35

*	Excluding three non-registered acting managing directors.

3.	Directors’ Compensation

As of March 31, 2014	(units: persons, thousands of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Standing Director	1	150	150
Non-standing Directors	—	32	16	Excluding audit committee members
Audit Committee Members	6	70	14	No compensation was provided to one of the members of the Audit Committee

*	Total Compensation: Cumulative basis from January 1 to March 31, 2014

VIII.     Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

* As of March 31, 2014	(unit: in millions of Won)

Name	Relation	Item	Date	Maturity	Rate	Changes
						Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	2008.12.26	2014.10.19	4.04%	1,000	—	(1,000)	0
Total						1,000	—	(1,000)	0

*	The above loan was fully repaid on March 20, 2014

b.	Payment Transactions

* As of March 31, 2014	(unit: shares)

	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
Name			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	596,690,380	—	—	596,690,380
		Preferred Stock	—	—	—	49,413,851
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	—	58,050,037
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	—	4,900,000
Woori FIS	Subsidiary	Common Stock	4,900,000	—	—	14,000,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	—	75,426,214
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—	—	6,662,000
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,000,000
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	0
Woori Financial	Subsidiary	Common Stock	11,180,630	—	(11,180,630)	7,601,091
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	10,320,000
Woori FG Savings Bank	Subsidiary	Common Stock	10,320,000	—	—	600,000
Woori Finance Research Institute	Subsidiary	Common Stock	600,000	—	—	169,266,200
Woori Card	Subsidiary	Common Stock	169,266,200	—	—	139,295,220
Woori Investment Bank	Subsidiary	Common Stock	139,295,015	—	—	596,690,380
Total			1,149,405,418	—	(11,180,630)	1,138,224,993

*	All equity interest in Woori Financial Co., Ltd. was sold on March 20, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 15, 2014	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President